UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AMCON Distributing Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02341Q205
(CUSIP Number)

Andrew Plummer
7405 Irvington Road
Omaha, NE 68122
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02341Q205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Christopher H. Atayan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,538*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 233,613*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,538*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
*
As more fully described in Item 5 below, the number of shares reported includes (i) 25,000 shares of Common Stock that may be issued upon the exercise of stock options granted to the Reporting Person, (ii) 82,481 shares of Common Stock issuable upon conversion of shares of the Series A Convertible Preferred Stock, $0.01 par value, of AMCON Distributing Company at the option of the holder of such shares of Preferred Stock, (iii) 8,113 shares of Common Stock issuable upon conversion of shares of the Series B Convertible Preferred Stock, $0.01 par value, of AMCON Distributing Company at the option of the holder of such shares of Preferred Stock, and (iv) solely with respect to voting power, 13,925 shares of Common Stock that are held by third parties and which are covered by an irrevocable proxy under which the Reporting Person is entitled to vote all of such shares at any and all meetings of the stockholders of AMCON Distributing Company upon any matter brought before the stockholders.  In each case, the indicated voting and dispositive power with respect to the shares in clauses (i), (ii) and (iii) is premised on the assumption of such shares actually being issued.  The number of shares reported excludes 37,849 shares of Common Stock owned by The Lifeboat Foundation, of which the Reporting Person is a director.  The Reporting Person disclaims beneficial ownership of the 37,849 shares of Common Stock owned by The Lifeboat Foundation and nothing herein shall be construed as an admission that the Reporting Person is the beneficial owner  of such shares.

**
The percentage reported in row (13) is calculated based upon 575,508 shares of Common Stock of AMCON Distributing Company issued and outstanding on April 12, 2010 (as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010).

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this "Amendment") amends and restates the Amendment No. 1 to Schedule 13D filed on July 22, 2009 and relates to the common stock, $0.01 par value ("Common Stock"), of AMCON Distributing Company, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 7405 Irvington Road, Omaha, NE 68122.

Item 2. Identity and Background

This Amendment is being filed by Christopher H. Atayan.

(a)           Christopher H. Atayan

(b)           The business address of Mr. Atayan is c/o AMCON Distributing Company, 321 North Clark Street, Fifth Floor, Chicago IL 60654.

(c)           Mr. Atayan is the chairman and chief executive officer of the Issuer, whose principal executive offices are located at 7405 Irvington Road, Omaha, NE 68122.

(d)-(e)     During the last five years, Mr. Atayan (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Atayan is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.  See item 3 below.

Item 4. Purpose of Transaction

This Amendment is being filed out of an abundance of caution to disclose Christopher H. Atayan's authority with respect to the voting and disposition of the shares of Common Stock owned by The Lifeboat Foundation, an Illinois not-for-profit corporation.  Mr. Atayan is a member of the Board of Directors of The Lifeboat Foundation, which owns 37,849 shares of Common Stock.  On April 29, 2010, the Board of Directors of The Lifeboat Foundation designated Mr. Atayan as one of the two persons authorized to act on behalf of The Lifeboat Foundation with respect to its assets, including 37,849 shares of Common Stock owned by The Lifeboat Foundation.  This authorization includes the voting and dispositive power with respect to such shares.  As a result of this authorization, Mr. Atayan potentially may be deemed to be the beneficial owner of the 37,849 shares of Common Stock owned by The Lifeboat Foundation.  Mr. Atayan disclaims beneficial ownership of the 37,849 shares of Common Stock held by The Lifeboat Foundation, however, and nothing herein shall be construed as an admission that Mr. Atayan is the beneficial owner of such shares.  No consideration was provided by Mr. Atayan in connection with his designation by The Lifeboat Foundation to act with respect to its 37,849 shares of Common Stock.

Mr. Atayan has acquired and continues to hold the other securities reported herein or investment purposes; provided, however, that Mr. Atayan will continue to be engaged in the management of the Issuer pursuant to his roles as a director of the Issuer and as an officer of the Issuer.

Depending on market conditions and other factors that Mr. Atayan may deem material to his investment decisions, Mr. Atayan may purchase additional shares of Common Stock or other securities in the open market, in privately negotiated transactions, or pursuant to the exercise of options or other rights granted to him under employee benefit plan awards. Depending on these same factors, Mr. Atayan may sell all or a portion of his shares of Common Stock or other securities on the open market in privately negotiated transactions.

In his capacity as a director and officer of the Issuer, Mr. Atayan will have a certain degree of control over the management and policies of the Issuer and may, from time to time, initiate, consider and vote upon plans or proposals relating to those events described below in clauses (a) - (j) of this Item 4.

Except as set forth in this Amendment, Mr. Atayan has no plans or proposals which relate to or which would result in the occurrence of:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer's business or corporate structure;

(g)           Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

The possible activities of Mr. Atayan are subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a)           Christopher H. Atayan may be deemed the beneficial owner of 247,538 shares of Common Stock, including:

(i)           25,000 shares of Common Stock that may be issued upon the exercise of stock options that are exercisable within 60 days of the date of this Amendment;

(ii)           82,481 shares of Common Stock issuable upon conversion of shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, at the option of Mr. Atayan;

(iii)           8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments, Inc., the holder of such shares; and

(iv)           13,925 shares of Common Stock that are held by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation, which shares are covered by an Irrevocable Proxy under which Mr. Atayan is entitled to vote all of such shares at any and all meetings of the stockholders of the Issuer upon any matter brought before the stockholders.

In addition, Mr. Atayan potentially may be deemed to be the beneficial owner of the 37,849 shares of Common Stock owned by The Lifeboat Foundation, an Illinois not-for-profit corporation.  Mr. Atayan is a member of the Board of Directors of The Lifeboat Foundation and was designated as one of the two persons authorized to act on behalf of The Lifeboat Foundation with respect to its assets, including the 37,849 shares of Common Stock owned by The Lifeboat Foundation.  This authorization includes the voting and dispositive power with respect to such shares.  Mr. Atayan disclaims beneficial ownership of the 37,849 shares of Common Stock owned by The Lifeboat Foundation and nothing herein shall be construed as an admission that Mr. Atayan is the beneficial owner of such shares.

On December 12, 2006, the Issuer entered into a Nonqualified Stock Option Agreement ("Option Agreement") with Christopher H. Atayan, under which he was granted a non-qualified stock option to purchase 25,000 shares of Common Stock, subject to increase or decrease in the event of any change in the Issuer's capital structure.  The exercise price of the option is $18.00 per share.  Generally, the exercise of this option is permitted as follows: (i) no portion of the option may be exercised before December 12, 2007, (ii) up to one-third of the option (8,333 shares) may be exercised after December 12, 2007, (iii) an additional one-third of the option (8,333 shares) may be exercised after December 12, 2008, and (vi) the entire option may be exercised after December 12, 2009.  In no event may the option be exercised after December 12, 2016.  No consideration was provided by Mr. Atayan in connection with either the grant of the option or the option becoming exercisable.

Mr. Atayan is the beneficial owner of 100,000 shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, which are convertible at the option of Mr. Atayan into 82,481 shares of Common Stock.

Mr. Atayan potentially may be deemed the beneficial owner of 8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments, Inc., the holder of such shares.  Mr. Atayan has no contractual or other right or power to cause Spencer Street Investments to convert its shares of Series B Convertible Preferred Stock into Common Stock.  Although Mr. Atayan has included in this Amendment the 8,113 shares of Common Stock issuable upon conversion of such shares of Series B Convertible Preferred Stock, such inclusion resulted from an abundance of caution on the part of Mr. Atayan and reflects his potential interest in such shares.

Pursuant to a Stock Purchase Agreement dated June 29, 2009 ("Stock Purchase Agreement") among Mr. Atayan and a selling group consisting of William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation, on June 30, 2009 Mr. Atayan closed the purchase of Common Stock and of the Issuer's Series A Convertible Preferred Stock, $0.01 par value.  As a part of the transaction contemplated by the Stock Purchase Agreement, the selling group identified above agreed that before selling to a third party any or all of the remaining 13,925 shares of Common Stock held by the selling group, the selling group would first offer to Mr. Atayan the opportunity to purchase the shares to be sold.  In addition, the selling group executed and delivered to Mr. Atayan their Irrevocable Proxy to vote all of the remaining 13,925 shares of Common Stock held by the selling group at any and all meetings of the stockholders of the Issuer upon any matter brought before the stockholders.  As a result, Mr. Atayan may be deemed the beneficial owner of these 13,925 shares of Common Stock.

Based on 575,508 shares of Common Stock outstanding as of April 12, 2010 (as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010), Christopher H. Atayan may be deemed the beneficial owner of 35.8% of the outstanding shares of Common Stock.

(b)           Christopher H. Atayan has the sole power to vote and to direct the vote of 247,538 shares of Common Stock, and the sole power to dispose or to direct the disposition of 233,613 shares of Common Stock.  Mr. Atayan does not have shared power to dispose or to direct the disposition of any other shares of Common Stock, and Mr. Atayan does not have shared power to vote or to direct the vote any other shares of Common Stock.  The indicated voting and dispositive power with respect to such shares of Common Stock is premised on the assumption of the actual issuance of (i) 25,000 shares of Common Stock that may be issued upon the exercise of stock options granted under the Option Agreement, (ii) 82,481 shares of Common Stock issuable upon conversion of shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, at the option of Mr. Atayan, (iii) 8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments, Inc., the holder of such shares.  In addition, the indicated voting power with respect such shares of Common Stock is premised on Mr. Atayan's exercise of his rights under the Irrevocable Proxy granted by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation with respect to 13,925 shares of Common Stock.

(c)           With the exception of the transaction described in Item 4 above, Christopher H. Atayan has not effected, or been a party to, any transaction in the Issuer's Common Stock during the 60 days preceding the date of this Amendment.

(d)           Except as set forth in this Amendment, no person, other than Christopher H. Atayan, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Amendment.  Mr. Atayan does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 13,925 shares of Common Stock that are held by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation and that are covered by an Irrevocable Proxy granted to Mr. Atayan.  In addition, Mr. Atayan does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 37,849 shares of Common Stock owned by The Lifeboat Foundation.

(e)           Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Amendment, Christopher H. Atayan has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

As more fully described in Item 5(a) above, pursuant to the Option Agreement, Mr. Atayan was granted a non-qualified stock option to purchase 25,000 shares of Common Stock, subject to increase or decrease in the event of any change in the Issuer's capital structure.

As more fully described in Item 3 above, William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation agreed that before selling to a third party any or all of the remaining 13,925 shares of Common Stock held by them, they would first offer to Mr. Atayan the opportunity to purchase the shares to be sold.  In addition, William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation executed and delivered to Mr. Atayan their Irrevocable Proxy to vote all of the remaining 13,925 shares of Common Stock held by them at any and all meetings of the stockholders of the Issuer upon any matter brought before the stockholders.

As more fully described in Item 5(a) above, Mr. Atayan has the right to receive 82,481 shares of Common Stock upon conversion of shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, at the option of Mr. Atayan.

As more fully described in Item 5(a) above, Spencer Street Investments, Inc., the holder of the Issuer's Series B Convertible Preferred Stock, has granted to Mr. Atayan the right to receive 8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments.

As more fully described in Item 5(a) above, Mr. Atayan is a member of the Board of Directors of The Lifeboat Foundation and has been designated as one of the two persons authorized to act on behalf of The Lifeboat Foundation with respect to its assets, including its 37,849 shares of Common Stock.

Item 7. Material to Be Filed as Exhibits

Exhibit 1
Nonqualified Stock Option Agreement for Christopher H. Atayan dated December 12, 2006 (incorporated herein by reference to Exhibit 10.13 to the Issuer's Annual Report on Form 10-K filed on November 9, 2007).

Exhibit 2
Irrevocable Proxy dated June 29, 2009 made by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation for the benefit of Christopher H. Atayan (incorporated herein by reference to Exhibit 3 to Christopher H. Atayan's Schedule 13D filed on July 2, 2009)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2010
/s/ Christopher H. Atayan
CHRISTOPHER H. ATAYAN